

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 4, 2009

Via U.S. Mail and Fax (212-805-5477)
Mr. Ralph G. D'Ambrosio
Chief Financial Officer
L-3 Communications Holdings, Inc.
600 Third Avenue 34th Floor
New York, NY 10016

> **RE: L-3 Communications Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 001-14141**

Dear Mr. D'Ambrosio:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director